EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 23, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Two press releases dated May 22, 2002, announcing (i) Technip-Coflexip first quarter 2002 results and (ii) Technip-Coflexip's sale of its 46% stake in IPEDEX's Capital.

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, 22 May 2002

TECHNIP-COFLEXIP: FIRST QUARTER 2002 MIXED RESULTS

Paris, France – The Management Board of Technip-Coflexip (NYSE: TKP and Euronext: 13170) chaired by Daniel Valot, finalized the consolidated accounts of Technip-Coflexip for the first quarter 2002, which have been reviewed by the Supervisory Board.

The main results of the first quarter of 2002 are as follows (in millions of Euros):

▪ revenues:	1 075.7
▪ EBITDA:	72.0
▪ net income excluding goodwill and exceptional items:	16.1
▪ backlog:	5 555.0

Satisfactory in terms of order intake (+28% compared with the first quarter of 2001) and backlog (which has reached a record of EUR 5 555 million), the first quarter of 2002 is, however, stable in terms of revenues and thin in terms of earnings with a 33% decline in EBITDA.

On the basis of this and currently available information, Management estimates that for 2002, on a consolidated, full year basis, revenues as well as EBITDA for the Group should reach a level close to that recorded for 2001 on a pro forma basis for Technip-Coflexip which were as follows:

▪ revenues:	EUR4 950 million
▪ EBITDA:	EUR450 million

° ° °

During the first quarter of 2001, 29.4% of Coflexip's net income was included in Technip's accounts according to the equity method, whereas Coflexip's results are now, since the last quarter of 2001, fully consolidated into Technip, renamed Technip-Coflexip.

In order to facilitate comparison between reporting periods in the following tables, the first quarter of 2001 has been restated as follows:

- Pro-forma Technip-Coflexip accounts, as they would have been had Coflexip been fully consolidated starting with the first quarter of 2001. For practical reasons, this pro-forma restatement is limited to operating items (revenues, EBITDA, capital expenditures, cash flow, order intake and backlog).

- Consolidated accounts for the former Technip, included 29.4% of Coflexip's net income.

CONSOLIDATED RESULTS – FRENCH GAAP (UNAUDITED)

Technip-Coflexip compared with 2001 Proforma Accounts

Amounts in Millions except per share data	Technip-Coflexip		Technip-Coflexip Proforma
	First Quarter 2002		First Quarter 2001
	USD (1)	EURO	EURO
Revenues	**938.0**	**1 075.7**	**1 089.6**
% change	-1.3%	-1.3%	N/A
Cost of Sales and SG&A	-875.22	-1 003.7	(980.6)
EBITDA	**62.8**	**72**	**107.5**
% change	-33%	-33%	N/A

1) U.S. dollar amounts are provided for reader convenience only, converted at the rate of 1 Euro = $0.872.

Technip-Coflexip compared with 2001 "Former Technip" Figures

Amounts in Millions except per share data	Technip-Coflexip		"Former Technip"
	First Quarter 2002		First Quarter 2001
	USD (1)	EURO	EURO
EBITDA	**62.8**	**72**	**54.2**
Depreciation of Assets	-33.4	-38.3	-7.7
EBITA	**29.4**	**33.7**	**46.5**
% change	-27.5%	-27.5%	N/A
Goodwill amortization	-25.2	-28.9	-8.2
EBIT	**4.2**	**4.8**	**38.3**
% change	-87.5%	-87.5%	N/A
Net Financial Result	-14.2	-16.3	-0.2
Exceptional Items	-0.4	-0.5	-1.3
Equity Income of Investees	0.78	0.9	4.8
Minority Interest	-0.17	-0.2	-0.5
Income before income taxes	**-9.85**	**-11.3**	**41.1**
Income taxes	-1.7	-2.0	-18.8
Net Income	**-11.59**	**-13.3**	**22.3**
Exceptional Items	0.43	0.5	1.3
Goodwill amortization	25.2	28.9	8.2
Net Income (before exceptional items and goodwill amortization charges)	**14.03**	**16.1**	**31.8**
% change	-49.4%	-49.4%	N/A
Net Income Per Share (diluted)	-0.29	-0.31	N/A
Net Income Per ADS (2) (diluted)	-0.07	-0.08	N/A
Net Income per share (before exceptional items and goodwill amortization charges) (diluted)	0.68	0.72	N/A
Net Income per ADS (2) (before exceptional items and goodwill amortization charges) (diluted)	0.17	0.18	N/A
Average number of shares and share equivalents outstanding (in circulation): - on a common shares - on a diluted basis (3)	**26 736 698** **28 485 715**		

1) U.S. dollar amounts are provided for reader convenience only, converted at the rate of 1 Euro = $0.872.
2) One ADS is equal to one fourth of one ordinary share.
3) Does not include the Technip shares held by ISIS, 1,847,376, but includes the dilutive effect of the convertible bonds which were issued end January 2002 (2/3 of 4,667,647 convertible bonds), and stock subscription options (484,628).

1) REVENUES

At EUR1 075.7 million, revenues are down 1.3% compared to the consolidated pro-forma results of Technip-Coflexip for the first quarter of 2001.

- **Revenues by Business Segment** (1)

Amounts in millions	At March 31, 2001 (proforma)		At March 31, 2002			% Change y/y
	EUR	% of total	EUR	% of total	USD (2)	
Offshore	446.6	41.0	485.7	45.2	423.5	+8.8
Onshore/Downstream	555.0	50.9	502.0	46.7	437.7	-9.5
Industries	88.0	8.1	88.0	8.1	76.7	+0.0
Total Technip-Coflexip	**1 089.6**	**100.0**	**1 075.7**	**100.0**	**938.0**	**-1.3**

(1) Non audited.
(2) U.S Dollar amounts are provided for reader convenience only at the rate of 0.872USD = EUR1.

- **Revenues by Region** (1)

Amounts in millions	At March 31, 2001 (proforma)		At March 31, 2002			% Change y/y
	EUR	% of total	EUR	% of total	USD (2)	
Europe, Russia, Central Asia	334.1	30.7	263.6	24.5	229.9	-21.1
Africa, Middle-East	304.5	28.0	318.3	29.6	277.5	+4.5
Asia Pacific	130.2	11.9	165.9	15.4	144.7	+27.4
Americas	320.8	29.4	327.9	30.5	285.9	+2.2
Total	**1 089.6**	**100.0**	**1 075.7**	**100.0**	**938.0**	**-1.3**

(1) Non audited.
(2) U.S Dollar amounts are provided for reader convenience only at the rate of 0.872USD = EUR1.

The growth in revenues from the Offshore Branch are in line with the growth in backlog recorded last year. It corresponds to the high level of activity seen in the U.K. sector of the North Sea, an increase in sales of about 60% in Asia Pacific and a strong start-up of sales which more than doubled in Africa, Middle-East. Conversely revenues from Norway, where market recovery lags, have fallen and the Americas region has undergone a slight decline (-5%) although the strong level of activity in Brazil has contrasted with the slowness of the activity in the Gulf of Mexico.

In the Onshore/Downstream and Industries Branches as a whole, the decline in revenues has resulted from longer than initially foreseen delays which have affected the coming into force of several large contracts and have triggered a drop in backlog of over 10% in 2001. One should recall that at 31 December 2001, contracts signed but not yet in force, totaled EUR1.5 billion. Of this total, 3 important contracts have entered into force during the first quarter of 2002 for a combined value of nearly EUR 0.5 billion. The other signed contracts could come into force during the second quarter of 2002, or during the summer. However, their contribution to revenues and more so to EBITDA will be, of course, limited in 2002.

2) OPERATING INCOME/ EBITDA

At EUR72 million, EBITDA for the first quarter of 2002 has dropped sharply as compared with pro-forma first quarter EBITDA for Technip-Coflexip in 2001 which came to EUR109 million.

- **EBITDA by Business Segment** [(1)]

Amounts in millions	At March 31, 2001 (proforma)		At March 31, 2002		
	EUR	Margin	EUR	Margin	USD [(2)]
Offshore	60.5	13.5%	43.1	8.9%	37.6
Onshore/Downstream	45.5	8.2%	27.4	5.5%	23.9
Industries	3.0	3.4%	1.5	1.7%	1.3
Total Technip-Coflexip	**109.0**	**10%**	**72.0**	**6.7%**	**62.8**

(1) Non audited.
(2) U.S Dollar amounts are provided for reader convenience only at the rate of 0.872USD = EUR1.

- **EBITDA by Region** [(1)]

Amounts in millions	At March 31, 2001 (proforma)		At March 31, 2002		
	EUR	Margin	EUR	Margin	USD [(2)]
Europe, Russia, Central Asia	37.5	11.2%	8.2	3.1%	7.2
Africa, Middle-East	21.7	7.1%	32.2	10.1%	28.1
Asia Pacific	15.1	11.6%	11.6	7.0%	10.1
Americas	34.7	10.8%	20.0	6.1%	17.4
Total	**109.0**	**10%**	**72.0**	**6.7%**	**62.8**

(1) Non audited.
(2) U.S Dollar amounts are provided for reader convenience only at the rate of 0.872USD = EUR1.

The drop in EBITDA is due to two factors:

a) For the Offshore Branch where revenues have grown, the decline in EBITDA is due to an unusual combination of negative factors: in the North Sea bad weather conditions and overall decrease in Norwegian activity which exacerbated the seasonal slow down; under utilization of the Deep Blue vessel while it underwent an upgrade of its laying equipment for up-coming contracts that will give the vessel a high level of utilization till the end of 2002; as a corollary, a decline in EBITDA from SURF [(1)] in the Gulf of Mexico; and lastly, continued weak activity at the Corpus Christi and Newcastle fabrication yards. Despite these disappointing results for the quarter, the fundamentals of our offshore business remain solid such that the overall trend for 2002 remains positive with growth in revenues that could reach 10% and EBITDA margins which could be between 12% and 14% of revenues.

b) For the Onshore/Downstream and Industries Branches, EBITDA margins for a given period are closely linked to the percent of completion of large, multi-year projects. In the initial, engineering, phase margins recognition is very limited and grows markedly in the concluding stage of the contract in step with the gradual lifting of technical and contractual uncertainties. The years 2000 and 2001 saw the conclusion of large contracts won between 1997 and 1998 namely: Midor in Egypt; Sincor in Venezuela; and OGD II in Abu Dhabi. Conversely, no contract of significant size was near completion during the first quarter of 2002. For the full

[(1)] SURF = Subsea Umbilicals, Risers and Flowlines

4/11

year 2002, revenues may soften by as much as 10% (compared with 2001) due to the slowdown in order intake seen during the last two years, while most large contracts underway remain in relatively early stages of execution. Consequently EBITDA margins for the Onshore/Downstream and Industries Branches combined could be in a range of 4% to 5% rather than the 6% to 7% seen in 2000 and 2001. In the longer term, acceleration in order intake recorded since last fall, and the maturing of several large projects should translate into a marked increase in activity and margins in 2003 and 2004.

3) DEPRECIATION, CAPITAL EXPENDITURES, AND CASH FLOW

Depreciation charges came to EUR38.3 million i.e. 3.6% of revenues for the first quarter 2002, compared with EUR30.9 million for the prior year pro forma. This increase originates mainly from depreciation resulting from the re-evaluation of Coflexip's fixed assets further to its acquisition by Technip and from the depreciation of the Deep Blue which was under construction during the first quarter of last year. These depreciation charges are in line with what we anticipate in the remaining quarters for 2002.

Cash flow for the first quarter of 2002 amounts to EUR55.8 million compared with EUR79.9 million for the same period in 2001 in Technip-Coflexip's proforma accounts.

Capital expenditures were EUR14.5 million in the first quarter of 2002 compared with EUR85.4 million in the first quarter of 2001, when the Deep Blue was under construction. As a result, Technip-Coflexip, which had on a pro forma basis a negative free cash flow of EUR-5.5 million in the first quarter of 2001, generated a positive free cash flow of EUR41.3 million in the first quarter of 2002.

4) GOODWILL AMORTIZATION

Goodwill amortization charges came to EUR28.9 million in the first quarter of 2002. This is in line with our estimate of EUR120 million on a full year basis.

5) NET FINANCIAL RESULT

For the first quarter 2002, the financial result (net interest income plus foreign exchange gain/loss) amounted to a net charge of EUR16.3 million compared with a net charge of EUR0.2 million for legacy Technip during the first quarter 2001. This increase takes into account the consolidation of Coflexip's net financial charges of EUR4.2 million and the financial costs associated with the acquisition of Coflexip which amounted during the first quarter 2002 to EUR7.8 million of which EUR3.1 million is a provision for the redemption premium on the convertible bonds issued in January 2002.

6) EXCEPTIONAL ITEMS

No significant capital gains or losses were recorded for the first quarter 2002 or 2001.

7) TAXES

The effective tax rate for the first quarter 2002 was limited to 14% thanks to the fiscal integration of Coflexip into Technip-Coflexip. Without this effect, it would have reached 34%.

8) NET INCOME

Net income of the company, before exceptional items and goodwill amortization came to EUR16.1 million down 49.4% compared with EUR31.8 million recorded for former Technip during the first quarter of 2001.

9) NET INCOME ADJUSTED TO US GAAP

Owing to the listing of Technip-Coflexip's American Depositary Shares (ADS) on the NYSE, the company has reconciled its first quarter 2002 results to US GAAP Accounting Standards. The estimated adjustments to 2002 first quarter results come to EUR 28.5 million of which EUR28.9 million is due to the cancellation of the goodwill charges in accordance with SFAS number 142. On the basis of these items, net income for the first quarter of 2002 comes to EUR15.2 million according to US GAAP compared with a loss of EUR13.3 million according to French GAAP.

10) FINANCIAL STRUCTURE

Shareholders' equity of Technip-Coflexip amounts to EUR2,208 million at 31 March 2002, compared to EUR 2,214 million at 31 December 2001. Total debt at end March 2002, amounts to EUR1,765 million, (of which EUR93 million is the provision for the redemption for the convertible bonds), which compares with EUR 1,640 million at 31 December 2001. The cash position of Technip-Coflexip stands at EUR636 million at 31 March 2002, compared to EUR763 million at 31 December 2001.

At 31 March 2002, the debt ratio of Technip-Coflexip (net debt/net debt + shareholders' equity) including the redemption premium on the convertible bonds, stands at 34%. Excluding the redemption premium, the net debt to equity ratio would be 32%.

11) ORDER INTAKE AND BACKLOG

Growth in order intake accelerated during the first quarter: EUR 1,703 million, up 28% compared with the first quarter of 2001. This leads to strong increase in backlog which totals EUR5,555 million, up 11.5% over backlog at 31 March 2001 and up 12.7% over backlog at 31 December 2001.

- Order Intake by Business Segment [1]

Amounts in millions	At March 31, 2001 (proforma)		At March 31, 2002			% Change y/y
	EUR	% of total	EUR	% of total	USD [2]	
Offshore	761	57.4	491	28.9	428.1	-35%
Onshore/Downstream	481	36.3	1 155	67.8	1 007.2	+140%
Industries	84	6.3	57	3.3	49.7	-32%
Total Technip-Coflexip	1 326	100.0	1 703	100.0	1 485.0	+28%

(1) Non audited.
(2) U.S Dollar amounts are provided for reader convenience only at the rate of 0.872USD = EUR1.

It is worth mentioning the strong upsurge in order intake in the Onshore/Downstream Branch, which is up 140% compared to same quarter last year, thanks to new awards and, up by about EUR0.5 billion, with the coming into force of contracts signed previously.

- Backlog by Business Segment [1]

Amounts in millions	At March 31, 2001 (proforma)		At March 31, 2002			% Change y/y
	EUR	% of total	EUR	% of total	USD [2]	
Offshore	1 946	39.1	2 197	39.6	1 915.8	+12.9
Onshore/Downstream	2 632	52.8	3 078	55.4	2 684.0	+16.9
Industries	404	8.1	280	5.0	244.2	-30.7
Total Technip-Coflexip	4 982	100.0	5 555	100.0	4 844.0	+11.5

(1) Non audited.
(2) U.S Dollar amounts are provided for reader convenience only at the rate of 0.872USD - EUR1.

- Backlog by Region [1]

Amounts in millions	At March 31, 2001 (proforma)		At March 31, 2002			% Change y/y
	EUR	% of total	EUR	% of total	USD [2]	
Europe, Russia, Central Asia	1 046	21.0	866	15.6	755	-17.2
Africa, Middle-East	1 629	32.7	2 551	45.9	2 225	+56.6
Asia Pacific	715	14.3	679	12.2	592	-5.0
Americas	1 592	32.0	1 459	26.3	1 272	-8.4
Total Technip-Coflexip	4 982	100.0	5 555	100.0	4 844	+11.5

(1) Non audited.
(2) U.S Dollar amounts are provided for reader convenience only at the rate of 0.872USD = EUR1.

The main contributions to the growth in backlog are contracts signed in West Africa, in both the Offshore Branch (subsea work in Angola and Nigeria) and in the Onshore/Downstream Branch (namely the 4th and 5th LNG trains in Nigeria), in the Middle-East (the gas treatment facility at Qatif and the acetic acid plant in Saudi Arabia). The decline in backlog of the Europe, Russia, Central Asia region affects, as well, offshore activities where few new contracts have been awarded in Norway and the Netherlands, and the Onshore/Downstream Branch where turnkey contracts are becoming less frequent, in Europe, than services contracts having less unit value. Decline in the backlog of the Americas region is essentially attributable to the Onshore/Downstream Branch in which projects for treatment of heavy oil in Venezuela have been completed while no new equally large contracts have followed. Finally, one should note the strong contraction in backlog of the Industries Branch while awaiting the award of several large contracts which could reverse this trend in the coming months.

Overall, our backlog at 31 March 2002 represents about 14 months of revenues and assures us of a strong level of activity in the coming months.

Daniel Valot, Chairman of the Management Board of Technip-Coflexip, commented:

"The mixed character of our first quarter results does not alter our confidence in the future. Even if the start-up of several large contracts is often delayed by operators and if competition remains tough, the Group has the skills and experience needed to achieve good performance, as is shown by the strong growth in order intake since the beginning of the year. I'd like to note, in particular, the development of our offshore business in West Africa, where over the last three months we have signed large contracts with several majors, totaling roughly EUR300 million, the continued success in our Spar business in the Gulf of Mexico and of our gas liquefaction/treatment business in the Middle East and in Africa, as well as the rebound in refining projects for both upgrades or capacity expansions and "grass-roots" refineries. We also have several means of enhancing our success: further improvement, already well underway, in the Deepwater Division, development of our cost synergies and our ability, thanks to the merger between Technip and Coflexip, to make a breakthrough in the market for floating production units in Brazil and West Africa. Lastly, we have begun a process of emphasizing our core business by selling non-strategic assets, under a disposal program valued in excess of EUR100 million. To that end we have sold our Czech affiliate Chemoprojekt, and are finalizing the sale of our 46% stake in Ipedex, a company specializing in operations and maintenance of petroleum facilities. Our plan to sell the former headquarters in Paris of Coflexip is proceeding satisfactorily. Other dispositions will follow.

Compared with 2001 proforma results, 2002 will be, for us, a year of transition and integration during which we expect that the temporary contraction in onshore business (the Onshore/Downstream and Industries Branches) should be offset by strong growth of our revenues and EBITDA margins from our offshore and subsea projects (Offshore Branch). For the whole of 2002 we believe that the Offshore Branch's revenue contribution will reach about 50% of consolidated revenues and more than two thirds of Group EBITDA.

Beyond 2002, renewed growth in our backlog inclines us to believe that, starting in 2003, our revenues and results will be again moving up for offshore activities and onshore activities as well."

CONFERENCE CALL:

Daniel Valot, Chairman of the Management Board of Technip-Coflexip, will comment on the first quarter 2002 results in the following two conference calls:

- A **French language** conference call will be held on Thursday, **May 23, 2002, at 11:30 am Paris time.**

  To participate in the **French language conference**, simply dial **+33 (0) 1 56 38 35 35** or **+33 (0) 1 55 69 57 51** (France) ten to fifteen minutes prior to the scheduled start time.

  Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference "Technip-Coflexip" and the name of the Chairman of the Management Board "Mr. Valot".

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **+33 (0) 1 40 50 20 20** and use the confirmation code **9449**.

- An **English language** conference call will be held on Thursday, **May 23, 2002, at 5:30 p.m. Paris time, 11:30 a.m. Eastern US time and 10:30 a.m. Central US time.**

  To participate in the **English language conference**, simply dial **1 (719) 457-2621** (United States) five to ten minutes prior to the scheduled start time.

  A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **1 (719) 457-0820** and use the confirmation code **756087**.

Both calls (in English and in French) will be broadcast live on the Group Website and replays available for 7 days. The Web address is: www.technip-coflexip.com, the replay will be in the Presentations and Meetings section.

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With a workforce of about 18,000, TECHNIP-COFLEXIP ranks among the top five international groups in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

Technip-Coflexip's web-site is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

CONSOLIDATED BALANCE SHEET

Amounts in millions of Euros	Dec. 31,2001	March 31, 2002
ASSETS		
Fixed Assets	3 807	3 762
Work in Progress	6 426	5 659
Other Current Assets	1 123	1 243
Premium on redemption of Convertible Bonds	N/A	90
Cash and cash equivalents	763	636
TOTAL ASSETS	**12 118**	**11 390**
LIABILITIES		
Shareholders' Equity	2 214	2 208
Minority Interests	21	21
Accrued Liabilities	338	340
Financial Debt	1 640	1 672
Premium for redemption of Convertible Bonds	NA	93
Progress Payments on contracts	6 472	5 613
Other Current Liabilities	1 433	1 443
LIABILITIES AND SHAREHOLDERS' EQUITY	**12 118**	**11 390**

2001 Proforma 2001 Full Year

- Revenues by Business Segment [1]

Amounts in millions	At December 31, 2001	
	EUR	% of total
Offshore	2 125.8	43.0
Onshore/Downstream	2 352.0	47.5
Industries	472.0	9.5
Total Technip-Coflexip	**4 949.8**	**100.0**

- Revenues by Region [1]

Amounts in millions	At December 31, 2001	
	EUR	% of total
Europe, Russia, Central Asia	1 496.9	30.3
Africa, Middle-East	1 303.4	26.3
Asia Pacific	551.3	11.1
Americas	1 598.2	32.3
Total	**4 949.8**	**100.0**

- EBITDA by Business Segment [1]

Amounts in millions	At December 31, 2001	
	EUR	% Revs
Offshore	251.5	11.8
Onshore/Downstream	189.2	8.0
Industries	9.1	1.9
Total Technip-Coflexip	**449.8**	**9.1**

- EBITDA by Region [1]

Amounts in millions	At December 31, 2001	
	EUR	% Revs
Europe, Russia, Central Asia	148.2	9.9
Africa, Middle-East	95.4	7.3
Asia Pacific	79.6	14.4
Americas	126.6	7.9
Total	**449.8**	**9.1**

[1] Non audited.

11/11

TECHNIP-COFLEXIP

Paris-La Défense, May 22, 2002

PRESS RELEASE

TECHNIP-COFLEXIP SELLS ITS 46% STAKE IN IPEDEX'S CAPITAL

IPEDEX's three shareholders (TECHNIP-COFLEXIP 46%, IFP through CPX Holding 46% and TOTALFINAELF 8%) had signed an agreement with IPEDEX's management, according to which, subject to certain suspensive conditions, they would transfer 100% of IPEDEX's shares to a holding created to perform a leverage management buy-out.

IPEDEX's management has succeeded in arranging the financing within the given time limit. With the suspensive conditions thus fulfilled, the effective sale will take place within the coming weeks.

The sales price was set, on the basis of a fairness opinion drawn up last summer within the framework of the Public Exchange Offer by TECHNIP on ISIS. This amounts, for the 46% held by TECHNIP-COFLEXIP, to 6.9 million euros.

The management buy-out allows to ensure continuity in the strategy successfully initiated three years ago with the support of the current shareholders. As has become obvious, IPEDEX's development is directed more and more towards operating/maintenance contracts, a growing segment due to the policy by oil operators of outsourcing such work. TECHNIP-COFLEXIP's strategy, on the other hand, gives preference to turnkey design and construction contracts, which correspond to the investment policies of the oil operators.

It thus appears that a withdrawal from the capital by the current shareholders would be favorable to the development of IPEDEX in its markets. Nevertheless, TECHNIP-COFLEXIP, which today represents about 20% of IPEDEX's sales, has demonstrated its intention to pursue its work relationship with this company within the framework of a cooperation agreement.

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TECHNIP-COFLEXIP

With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2002

TECHNIP-COFLEXIP

By: ______________

Name: Patrick Picard

Title: Corporate Secretary